UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC File Number 001-39846

FORM 12b-25

NOTIFICATION OF LATE FILING	CUSIP Number 10920K 101

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended:	September 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Bright Lights Acquisition Corp.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office (Street and Number):	12100 Wilshire Blvd, Suite 1150

City, State and Zip Code:	Los Angeles, CA 90025

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Bright Lights Acquisition Corp. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 (the “Form 10-Q”) by the prescribed due date for the reasons described below.

The Company is reevaluating the classification of its Class A common stock subject to possible redemption, which were issued in connection with the Company’s initial public offering and the exercise of the underwriter’s over-allotment. In particular, Accounting Standards Codification (“ASC”) 480-10-S99, Distinguishing Liabilities from Equity, requires common stock with redemption features that are not solely within the Company’s control to be classified outside of permanent equity. The Company previously determined the shares of Class A common stock subject to possible redemption to be equal to the redemption value of $10.00 per share of Class A common stock while also taking into consideration the requirement in the Company’s amended and restated certificate of incorporation that a redemption cannot result in the Company’s net tangible assets being less than $5,000,001.

In connection with the reevaluation, the Company anticipates that its Class A common stock subject to possible redemption will be reclassified as temporary equity in their entirety. This anticipated reclassification would result in an adjustment to the initial carrying value of the Class A common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A common stock. The Company also expects to revise its earnings per share (“EPS”) calculation to allocate net income (loss) evenly to Class A and Class B common stock. The Company anticipates that the EPS presentation would contemplate a business combination as the most likely outcome, in which case, both classes of common stock share pro rata in the net income (loss) of the Company. The Company, however, does not expect that such reclassification would change total assets, liabilities or operating results in any prior periods.

The Company is concurrently evaluating the materiality of the anticipated reclassification, revision to earnings per share and other related accounting matters in accordance with Staff Accounting Bulletin 99.

The Company is working diligently to complete the Form 10-Q as soon as possible; however, given the scope of the process for determining the appropriate treatment of the Class A common stock subject to possible redemption in accordance with ASC 480-10-S99, the Company is unable to complete and file the Form 10-Q by the prescribed due date without unreasonable effort and expense. The Company plans to file the Form 10-Q as soon as practicably possible.

Forward-Looking Statements

This report may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, including relating to the filing of the Form 10-Q , anticipated reclassification of Class A common stock and expected revisions to earnings per share, other than statements of historical fact included in this report are forward-looking statements. When used in this report, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to the Company or its management team, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company’s management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in the Company’s filings with the SEC. All subsequent written or oral forward-looking statements attributable to the Company or persons acting on its behalf are qualified in their entirety by this paragraph. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 10-K for the period ended December 31, 2020 filed with the SEC on March 31, 2021. Copies of such filings are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

Part IV – Other Information

(1) Name and telephone number of person to contact in regard to this notification

Hahn Lee, Chief Financial Officer	310	421-1472
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See above description in Part III. In addition, there is not a corresponding period in the last fiscal year because the Company was incorporated in September 2020.

SIGNATURE

Bright Lights Acquisition Corp. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Bright Lights Acquisition Corp.

By:	/s/ Hahn Lee
Hahn Lee
Chief Financial Officer

Date: November 15, 2021

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